RECEIVED
OCT 30 2006
SEC MAIL PROCESSING SECTION
WASH. D.C.
186

SE[...]MMISSION

06050304

# ANNUAL AUDITED REPORT
## FORM X-17A-5 (A)
## PART III

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SEC FILE NUMBER
8-25324

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RJJ PASADENA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 South Lake Avenue Suite 802
(No. and Street)

Pasadena CA 91101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENSON & COMPANY, CPA's INC.
(Name – *if individual, state last, first, middle name*)

2045 Huntington Drive Suite B South Pasadena CA 91030
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 26 2006
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Shapour Javadizadeh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RJJ Pasadena Securities, Inc., as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RJJ PASADENA SECURITIES, INC.

RECONCILIATION OF NET CAPITAL

June 30, 2006

| | |
|---|---|
| Net capital per FOCUS report, Part IIA | $ 87,925 |
| Misclassification of non-allowable asset, Subsequently corrected in amended filing | (1,487) |
| Net Capital per report | $ 86,438 |

See accompanying accountants' report

NASD

October 9, 2006

Shapour Javadizadeh, President
RJJ Pasadena Securities, Inc.
80 South Lake Avenue, Suite 802
Pasadena, CA 91101

Dear Mr. Javadizadeh:

This acknowledges receipt of your June 30, 2006 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) ("the Rule"). The report as submitted appears deficient in that it did not contain the following:

> An accurate reconciliation, including appropriate explanations, of the audited computation of Net Capital and the broker-dealer's corresponding unaudited FOCUS Part IIA, if material differences existed. Staff notes that firm's original FOCUS filing for 06/30/2006 lists net capital of $87,925 and the computation in the audited financial statements states $86,438.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the item listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact John F. Ampah, Compliance Specialist at (213)613-2635.

Sincerely,

Allissa Johnson
Supervisor

Enclosure

cc: Cindy Wong, Assistant Regional Director
SEC
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3468

Henson & Company, CPA's, Inc.
2045 Huntington Drive, Suite B
South Pasadena, CA 91030



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